

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2010

Ms. Rachel Stark-Cappelli
Chief Executive Officer
Obscene Jeans Corp.
1522 Romallo Lane
Sarasota, FL 34232

> **RE:** **Obscene Jeans Corp.**
> **Amendment to Registration Statement on Form S-1**
> **Filed July 15, 2010**
> **File No. 333-166064**

Dear Ms. Stark-Cappelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We listed several inconsistencies and typographical errors below that are included within your registration statement. Please revise to address each item and ensure that figures mentioned in your registration statement are consistent with your financial statements and/or other statements provided.
    *   In the risk factor on page 11, "If we are unable to manage our future growth..." you state you have spent a total of $0 on start-up costs since inception. This appears to be

inconsistent with the disclosure on page 28, which states you have spent approximately $8,000 on start-up costs.

- You state on page 30 that you have <u>not</u> spent $12,993 on your operations.
- You present expenses and net loss of $12,165 in your summarized results of operations from September 21, 2009 to May 31, 2010, at the top of page 31. This amount is presented again in the third paragraph of the same page, as the amount spent on general operating expenses. These amounts do not reconcile with your selling, general and administrative expenses of $12,993 on your statements of operations on page F-3.
- You state in note 2 on F-6 that you had a net loss of $7,828 for the period ended May 31, 2010. This disclosure does not reconcile with the net loss presented on the statements of operation on page F-3.

2.   Please update the disclosure regarding the cash on hand to state the cash balance as of the most recent practicable date.

Financial Statements

General

3.   The financial statements presented here do not comply with the requirements of Article 8 of Regulation S-X and Form S-1. Please revise your statements of operations and statements of cash flows to present separate columns for the following periods:
- the period from September 21, 2009 (date of inception) to February 28, 2010,
- the three month period ended May 31, 2010, and
- the cumulative period from September 21, 2009 (date of inception) to May 31, 2010.

Please ensure each column is appropriately labeled as audited or unaudited and your notes to your financial statements provide information for the appropriate periods as required by GAAP.

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that the scope paragraph of the audit report refers to the balance sheets as of February 28, 2009. Please advise your independent accounting firm to revise the scope paragraph of the audit report to refer the balance sheets as of February 28, 20<u>10</u>.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   William MacDonald
       (604) 681-4760